Mail Stop 6010	January 30, 2006

Mr. Anthony Bonelli
President and Chief Executive Officer
Optigenex Inc.
750 Lexington Avenue, 6th Floor
New York, NY  10022

Re:	Optigenex Inc.
Amendment No. 2 to Registration Statement on Form SB-2, filed January 19, 2006
      File No. 333-129074

Dear Mr. Bonelli:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that our responses reference the page numbers in the courtesy copy of your registration statement and prospectus marked to show changes from the previous filing.


Business

Infomercial Production, page 23

2. We note your statement here that you anticipate completion of the infomercial in the fourth quarter of 2005. Please revise your disclosure to indicate if the infomercial was completed. If not, please provide an updated schedule.

Intellectual Property, page 25

3. We note your disclosure in footnote 7 to your financial statements that,

At December 31, 2004, management has determined that six of the seven patents and one of the two patents pending that were licensed in connection with the Giampapa Acquisition will not be utilized and are not expected to generate any revenue for the foreseeable future. These patents relate to various implantable and subcutaneous therapeutic agent delivery systems. Accordingly, an impairment charge of $1,405,200 was taken to reflect the write-off of the net book value of the impaired assets.

Please add a brief statement in the business section regarding the status of these patents. You should explain that the patents will not be utilized and are not expected to generate any revenue for the foreseeable future and that the company has taken an impairment charge.

Royalty Agreement, page 26

4. We note your response to our prior comment 16 and believe your disclosure still requires clarification. Please clarify the following:

* Please disclose the identity of the "four individuals" to whom you owe the $309,182 royalty obligation discussed in the first paragraph.

* In the second paragraph in this section you state that the royalty payments due to CampaMed are for an aggregate amount of $500,000, that $38,518 has already been paid and that only $309,182 remains outstanding. Please revise to clarify this discrepancy.

* Please disclose to whom you owe the royalty obligation discussed in the third paragraph of this section, for products containing
Nicoplex
or Thiol.


Financial Statements

Notes to Financial Statements

Note 2.  Merger with Vibrant Health International, page F-9 and

Note 3.  Net Loss per Share, page F-9

5. Your response to prior comment 17 states that "the Company`s disclosure indicates that it deemed the 8,621,255 shares as issued and outstanding at January 1, 2003 only for the purpose of
calculating loss per share".   Based on your disclosure that the
Vibrant shares received by Optigenex were equal to the total number of Optigenex shares outstanding on July 30, 2004, it appears that the number of shares used in calculating loss per share should be based on the weighted average number of Optigenex shares outstanding for the periods immediately prior to the transaction. The calculation should reflect the restated equivalent shares received by Optigenex in the transaction assuming an exchange ratio of 1:1. Please revise your calculations of loss per share and any related disclosures and amend your Form10-KSB for 2004 and 2003 accordingly or explain to us your basis for deeming the 8,621,255 shares as issued and outstanding at January 1, 2003 for the purpose of calculating loss per share.

Condensed Financial Statements

6. We note you have restated your interim financial statements to reflect the revised accounting treatment for the convertible notes and warrants. Please address the following disclosures in the registration statement and in an amendment to the Form 10-QSB for September 30, 2005 regarding the restatement of previously issued financial statements:

* Please label the appropriate financial statements as "restated."
* Please add a note to your financial statements to provide all the information required by paragraphs 36 and 37 of APB Opinion 20.
* Please provide a head note to your amended Form 10-QSB indicating the reason for the amendment.
* Please revise your controls and procedures disclosure in the amended Form 10-QSB to specifically address the impact of the restatement on your evaluation of your disclosure controls and procedures.
* Please file currently dated management certifications with your amended 10-QSB.
* Please refer to the requirement to file an Item 4.02 Form 8-K when previously issued financial statements can no longer be relied upon because of an error in the financial statements.

Notes to Condensed Financial Statements

Note 6. Callable Secured Convertible Notes, page F-24

7. Please expand your disclosures in response to prior comment 20 to clarify the method used to amortize the $1.3 million discount over the three year term of the convertible notes. We assume that you have used the interest method. If not, please advise us.


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Frank Wyman at (202) 551-3660 or Don Abbott at
(202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 me at (202) 551-3710 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Gregory Sichenzia, Esq.
	Louis A. Brilleman, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of Americas, 21st Floor
New York, New York 10018

??

??

??

??

Mr. Anthony Bonelli
January 30, 2006
Page 1